Exhibit 11.0—Computation of Per Share Earnings

    Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding adjusted for the dilutive effect of outstanding stock options. ESOP shares are only considered outstanding for earnings per share calculations when they are released or committed to be released.

    Presented below are the calculations for the basic and diluted earnings per share:

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
Basic:
Net income	$901,574	962,877
Weighted average shares outstanding	4,327,269	4,533,103

Basic earnings per share	$0.21	0.21

Diluted:
Net income	$901,574	962,877
Weighted average shares outstanding	4,327,269	4,533,103
Effect of dilutive stock options outstanding	4,148	—

Diluted weighted average shares outstanding	4,331,417	4,533,103

Diluted earnings per share	$0.21	0.21